DIRECT LED, INC.
231 W. 39th Street, Suite 726
New York, New York 10018

December 11, 2012

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           Direct LED, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed: November 26, 2012
File No.: 333-182737

Dear Mr. Spirgel:

We are in receipt of your correspondence dated October 26, 2012, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Prospectus Cover Page

1.	Prominent disclosure regarding our emerging growth company status and the JOBS Act has been provided on Prospectus Cover Page.

2.	Prior disclosure indicating “when we are no longer considered a shell…” has been deleted.

Summary of Our Offering, Page 1

3.
Disclosure that the Company has had a capital infusion of approximately $320,000 which was utilized for molds and initial product manufacturing and that the Company has the ability to operate over the next 12 months with no further infusions of capital has been provided.

Risks Related to Our Business, Page 4

4.	An additional risk factor highlighting the fact that we have no agreement in place with ITRI to license technology for a line of our LED lights has been provided.

Description of Business, Page 13

5.	The language regarding emerging growth company has been deleted and revised to indicate we will remain an EGC for five years from the date of first sale of our equity securities.

Securities & Exchange Commission

Revenue Recognition, Page F-7

6.
We refer to the guidance provided in ASC  Topic 605-15-05 which specifies the accounting for sales of products if the buyer has a right to return the product. ASC Topic 605-15-15-2 states that the guidance in this subtopic applies to the following transactions: Sales in which a product may be returned, whether as a matter of contract or as a matter of existing practice, either by the ultimate customer or by a party who resells the product to others. The product may be returned for a refund of the purchase price, for a credit applied to amounts owed or to be owed for other purchases, or in exchange for other products. The purchase price or credit may include amounts related to incidental services, such as installation. However, exchanges by ultimate customers of one item for another of the same kind, quality and price (for example, one color or size for another) are not considered returns for purposes of the Subtopic. Our customer in the United States is Chinchilla Corp, located in New York City.  The customer requested the exchange of the tube lights originally ordered from 5000K to 6000K which provides sun light from white day light and from 3500K to 2700K which provides more yellow light.  There was no change in our cost, or selling price.  The due date for this exchange is now January 30, 2013. We concluded that since the exchange only involved the size and color of the tube light bulbs that this transaction was not considered a return and that accordingly ASC Topic 605-15-05 did not apply. The customer has not paid us on the original invoice because of the requested exchange which was accomplished on September 30, 2012. We have determined that our collectability is reasonably assured because our price to the buyer is fixed at the date of the sale; the buyer has economic substance to pay the invoice; and we do not have any obligations for future performance related to the buyer. The requested information has been provided in Note 1 of the financial statements.

Statement of Cash Flows, Page F-14

7.	The cumulative column has been revised to be cumulative and mathematically correct.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ John Morris
President